July 8, 2015

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Jennifer Hardy
Special Counsel
Division of Corporation Finance

Amanda Ravitz
Assistant Director
Division of Corporation Finance

Re:	China Yuchai International Limited
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015
File No. 1-13522

Ladies and Gentlemen:

This letter sets forth the response of China Yuchai International Limited (“We” or “China Yuchai”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated June 24, 2015, with respect to the above-referenced Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth before each response.

General

1.	In your letters to us dated December 18, 2012 and January 8, 2013, you discussed contacts with Syria and Sudan. We note that Guangxi Yuchai Machinery Company Ltd.’s website lists an overseas dealer for Syria. In addition, although it does not list a dealer for Sudan, it appears to include a marker for Khartoum, Sudan on the map accompanying its list of overseas service centers. As you are aware, Syria and Sudan are designated by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your letters, whether through subsidiaries, affiliates, distributors, resellers, joint ventures or other direct or indirect arrangements. For instance, your Form 20-F states that Dongfeng Group, which includes Automotive Co. Ltd., accounted for 22.4% of your 2014 revenues. Public sources report Dongfeng Automotive Co. Ltd. operations associated with Syria and Sudan. You should describe any products, components, technologies or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

1	We confirm to the Staff that since our letters of December 18, 2012 and January 8, 2013 to the Staff, neither we nor Guangxi Yuchai Machinery Company Limited (“Guangxi Yuchai”) have entered into any agreement, commercial arrangement or other contract with Syria or Sudan or any entities controlled by the governments in these countries.

In addition, there were no direct sales into Syria or Sudan during fiscal years 2012, 2013 and 2014 and the three months ended March 31, 2015. However, as previously stated in our letter dated December 18, 2012, we understand there may be indirect sales of our products into Syria and Sudan. This is done through the sales of our products to third-party distributors who purchase them from Guangxi Yuchai and resell them on to end-users in these countries in subsequent and separate transactions that are not disclosed to us or Guangxi Yuchai. All of these distributors are separate legal entities in which neither we nor our affiliates have any equity interest in or control over. As our products are sold to a number of different distributors who operate in a highly competitive landscape, we are not provided a detailed breakdown of the identity of the end-users or their location. It is only when an end-user who has purchased our products under warranty from one of these distributors requests service support or special technical assistance does the distributor approach Guangxi Yuchai for assistance. Such requests help us to get more information about the end-user and identify the exact geographic location of the end-user. Other than through this method, we rely on self-reporting from these distributors to gather information regarding the identity of the end-users. Our products that are resold by the third-party distributors in Syria or Sudan are diesel engines which are primarily used in small commercial vehicles such as small buses and trucks, and to a lesser extent in the construction and agriculture industries.

The table in Appendix I sets forth the historical unit and revenue data for diesel engines that were sold by us to third-party distributors who we understand resold those products to Syria and Sudan for fiscal years 2012, 2013 and 2014 and the three months ended March 31, 2015.

This data shows the insignificance of these sales to our operations in these fiscal periods. Given the de minimis nature of the amounts involved, we do not believe that the sales of our products to these countries have constituted a material investment risk to our security holders. Accordingly, we believe that no specific reference was needed to this insignificant export data in our annual report on Form 20-F for the fiscal year ended December 31, 2014.

We also confirm to the Staff that neither we nor Guangxi Yuchai have any overseas service dealers or service centers in Syria or Sudan or any sales presence in any of these countries. We have clarified this point with Guangxi Yuchai and, in response to the Staff’s comments, Guangxi Yuchai has updated the information on its website which was recently revamped, to avoid giving the wrong perception that Guangxi Yuchai has any form of presence in Syria or Sudan.

With respect to the Dongfeng Group, Guangxi Yuchai supplies diesel engines to it pursuant to commercial sales contracts. Guangxi Yuchai is hence in a supplier relationship with the Dongfeng Group in China. The diesel engines supplied to the Dongfeng Group under the sales contracts are meant to be for domestic use only, such that applicable warranties to the products would only be valid if their use was in China. Accordingly, any of Guangxi Yuchai’s products that were sold to Syria or Sudan through the Dongfeng Group would not be under warranty and Guangxi Yuchai would not be required to provide service to them or otherwise be made aware of such sales. As the Dongfeng Group is a separate legal entity in which neither China Yuchai nor its affiliates have any equity interest in or control over, we are unable to provide information as to whether the Dongfeng Group sells products in Syria or Sudan.

2	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

2	We respectfully submit to the Staff that we do not believe that sales revenue contributions from sales to Syria and Sudan are material to our past, current or anticipated future operations. The table in Appendix I sets forth the historical unit and revenue data for diesel engines that were sold by us to third-party distributors who we understand resold those products to Syria and Sudan for fiscal years 2012, 2013 and 2014 and the three months ended March 31, 2015. We do not have any assets or liabilities in these countries because all our products are sold in these countries through distributors. This data shows the insignificance of these sales to our operations in these fiscal periods.

We are aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with U.S. designated state sponsors of terrorism and confirm to the Staff that we have considered the relevance of such issues to our business activities, but due to the de minimis nature of our dealings with Syria and Sudan, we do not believe that there would be any major impact to our reputation and share value.

As requested by the Staff, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Mr. Leong Kok Ho, CFO of China Yuchai, at (65) 6322-6251 if you have further questions or comments.

Respectfully submitted,

/s/ Weng Ming Hoh

Weng Ming Hoh
President and Director

cc:	Deborah Foo
General Counsel
China Yuchai International Limited

Leong Kok Ho
Chief Financial Officer
China Yuchai International Limited

APPENDIX I

Sales of diesel engines resold by third party distributors into Syria and Sudan in fiscal years 2012, 2013 and 2014 and Three Months ended March 31, 2015

	Unit Sales for 2012	Revenue Sales for 2012	Unit Sales for 2013	Revenue Sales for 2013	Unit Sales for 2014	Revenue Sales for 2014	Unit Sales for Three Months ended March 31, 2015	Revenue Sales for Three Months ended March 31, 2015
		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000
Syria	70	883	30	816	12	199	6	95
Total Sales	431,350	13,411,384	500,756	15,870,380	483,825	16,387,356	105,046	3,667,847

Percentage of Total Sales	0.016%	0.007%	0.006%	0.005%	0.002%	0.001%	0.006%	0.003%
Sudan	36	698	99	2,313	107	1,599	58	1,058
Total Sales	431,350	13,411,384	500,756	15,870,380	483,825	16,387,356	105,046	3,667,847

Percentage of Total Sales	0.008%	0.005%	0.020%	0.015%	0.022%	0.010%	0.055%	0.029%